Deluxe Corporation 3680 Victoria St. N. Shoreview, MN 55126-2966 P.O. Box 64235 St. Paul, MN 55164-0235
September 24, 2010
Ms. Lauren Nguyen
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	Deluxe Corporation
Form 10-K
Filed February 19, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 11, 2010
File No. 001-07945
Dear Ms. Nguyen:
This letter contains our response to the comments received from the Staff contained in your letter dated September 14, 2010 (the “Comment Letter”). The Staff’s comments in the Comment Letter have been reproduced here in italics, and are followed immediately by our responses.
Form 10-K
Item 1A. Risk Factors, page 13
1. We note your disclosure in the first paragraph of this section that your various risks “include, but are not limited to, the principal factors listed below.” Please confirm to us that in your future filings, you will revise this section, as well as your disclosure on page 48, to clarify that you have discussed all known material risks.
On page 13 of the Form 10-K, we disclose that “Additional risks not presently known to us, or that we currently believe are immaterial, may also adversely affect our business, results of operations, financial condition and cash flows.” While we respectfully submit that this statement indicates that we have disclosed all known material risks, proposed revisions to the disclosures included in our future filings, to the extent that such disclosures are comparable to those previously included in our Form 10-K for the year ended December 31, 2009, are shown as underlined in the following paragraphs.
Item 1A. Risk Factors, page 13:
“Our business, consolidated results of operations, financial condition and cash flows could be adversely affected by various risks and uncertainties. These risks include, but are not limited to, the principal factors listed below and the other matters set forth in this Annual Report on Form 10-K. We have disclosed all known material risks. Additional risks not presently known to us, or that we currently believe are immaterial, may also adversely affect our business, results of operations, financial condition and cash flows. You should carefully consider all of these risks and uncertainties before investing in our common stock.”

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48:
“We want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be incorrect. Known material risks are discussed in Item 1A of this report and are incorporated into this Item 7 of the report as if fully stated herein.”
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 24
Competitive Market Review, page 26
2. It appears that you review different sets of companies to gather information about competitive compensation practices in your industry. In particular, we note your disclosure on page 26 in relation to the following three surveys you benchmark to: (1) 2009/2010 Watson Wyatt Top Management Survey, (2) 2009 Mercer Executive Compensation Survey, and (3) 2009 Towers Perrin Executive Compensation Survey. Similarly, on page 31 you state that your “retirement program is regularly benchmarked against companies that are in the businesses similar to [you] and/or are located in geographic areas from which [you] recruit talent.” Please advise us whether benchmarking to any of these surveys is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which your compensation committee considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
The three surveys considered by the Compensation Committee (the “Committee”) and referenced in the Staff’s comment are broad-based third-party surveys including data derived from hundreds of companies. The information available to the Committee from these surveys is based on an aggregation of individual company responses, such that none of the data can be tied to a specific company (or group of companies) within the respective survey pools. As a result, it is questionable whether our use of these surveys constitutes “benchmarking” in the context of Item 402(b)(2)(xiv) of Regulation S-K, as such term has been interpreted by the Staff. (See Question 118.05 of the Staff’s Compliance and Disclosure Interpretations under Regulation S-K.) However, if one were to consider the Committee’s use of these broad-based third-party surveys as “benchmarking” for purposes of Item 402(b)(2)(xiv), we do not believe further disclosure is required or necessary for the reasons set forth below.
With respect to the benchmarking of retirement programs, our executives participate in the same programs broadly available to our other employees, such that we do not consider any benchmarking in this area to be material to our executive compensation policies or decisions.
With respect to the use of the three aforementioned surveys in connection with decisions regarding other components of the named executive officers’ compensation, any benchmarking is based on aggregate data grouped by industry and job position only. As mentioned above, the data cannot be tied to any particular company or group of companies participating in the surveys. As a result, the identity of the specific companies covered by these surveys is not relevant, and therefore not material, to our compensation policies and decisions. The omission of specific companies in this context also is supported by the express language of Item 402(b)(2)(xiv), which requires the disclosure of component companies only “if applicable” to the registrant’s decision-making processes. Indeed, furnishing a list of the hundreds of companies participating in these broad-based surveys when their individual identity has no bearing on our decisions would be of no value to shareholders, and actually could risk misleading shareholders as to the relevance of any particular company(ies) so listed.
However, we are mindful of the requirements of Item 402(b)(2)(xiv), and, to the extent our use of the referenced surveys or other benchmarking activities should change in any material respect in the future, we will re-assess whether further disclosure may be required.

Actual Award Payments, page 29
3. We note your disclosure relating to the “enterprise factors/initiatives target” in the second full paragraph on page 28 and in the table on page 29. Please tell us whether the “enterprise factors/initiatives target” is a quantifiable company-wide financial target. If so, please confirm that in future filings you will quantify all company-wide performance targets or provide us with your analysis for concluding that the disclosure of such target is not required because it would result in competitive harm, and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, or advise. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.
As used in the context of our enterprise factors/initiatives, the term “target” relates solely to the targeted payout percentage allocated to this set of factors, and not to any specific company-wide financial target. As stated in the second full paragraph on page 28 of the proxy statement, the enterprise factors/initiatives are actually a “set of performance factors” — more than a dozen — that are intended “to assess the Company’s progress in transforming Deluxe consistent with its strategic growth initiatives.” This set of performance factors is not subject to formulaic application, but is intended to guide the Committee in its assessment as to how we performed on various strategic initiatives in reaching a judgment on the level of payout, if any, to be made with respect to these factors, in the aggregate. Many of the factors within the set of enterprise factors/initiatives are qualitative and subjective. Moreover, to the extent any of the factors have quantitative elements, we do not consider any such factors to be material to the Committee’s compensation decisions because the enterprise factors/initiatives are assessed in the aggregate, with the associated payout percentage ultimately being determined at the discretion of the Committee. For the foregoing reasons, we do not believe further disclosure of the specific enterprise factors/initiatives is required, particularly in light of the interpretive guidance provided by the Staff in Question 118.04 of the Staff’s Compliance and Disclosure Interpretations under Regulation S-K.
Notwithstanding the foregoing, in the event, and to the extent, we utilize quantifiable company-wide performance targets in the future that are deemed material to our compensation policies or decisions, we will disclose such targets in future filings, subject to any omission permitted by Instruction 4 to Item 402(b) of Regulation S-K. We also note the requirement that registrants relying on Instruction 4 to Item 402(b) as the basis for omitting disclosure of specific performance factors or target levels must discuss how difficult it would be for the named executive officers or how likely it will be for the registrant to achieve the undisclosed target levels or other factors.
We hope this letter responds adequately to the Staff’s comments. We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.
If you have any further comments or concerns, please contact me at (651) 483-7390 or Anthony C. Scarfone, Senior Vice President, General Counsel and Secretary, at (651) 483-7122. Thank you for your time and consideration.
Sincerely,
/s/ Lee Schram
Lee Schram
Chief Executive Officer

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